

November 10, 2022

Chaowei Yan
Chief Financial Officer
Intchains Group Ltd
c/o 9/F, A Block, No.333 Haiyang No.1 Road
Lingang Science and Technology Park
Pudong New Area, Shanghai, 201306
the People's Republic of China

Re: Intchains Group Ltd
Amendment No. 5 to Registration Statement on Form F-1
Filed November 3, 2022
File No. 333-265756

Dear Chaowei Yan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

Amendment No. 5 to Form F-1 filed November 3, 2022

General

1. Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

2.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

You may contact SiSi Cheng at (202) 551-5004 or Martin James at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing